Suite 1500 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Pan American Silver Reports Mineral Reserves of 280 Million Ounces and Continued Success at the La Colorada Skarn Discovery

All financial figures are expressed in US$ unless otherwise indicated.

The reserve and resource information provided in this news release is only for Pan American's operations and do not reflect the plan of arrangement (the "Arrangement") whereby Pan American will acquire all of the issued and outstanding common shares of Tahoe Resources Inc. ("Tahoe"), announced on November 14, 2018. Pan American currently expects the Arrangement to be completed on or about February 22, 2019.

Vancouver, B.C. - Feb. 20, 2019 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) (“Pan American”, or the “Company”) today reported its mineral reserves and resources as at December 31, 2018. Pan American’s mineral reserves are estimated to contain approximately 280 million ounces of silver and 1.7 million ounces of gold.

The following table provides the changes in Pan American's estimated silver reserves year-over-year:

Millions of ounces
Proven and probable silver mineral reserves as of Dec. 31, 2017(1)	288.4
Less: contained ounces mined during 2018	(29.7)
Plus: contained ounces discovered by exploration during 2018	21.1
Proven and probable silver mineral reserves as of Dec. 31, 2018(2)(3)	279.8
(1) Prices used to estimate mineral reserves for 2017 were $18.50 per ounce of silver, except at Manantial Espejo where $16.50 per ounce of silver was used for planned 2018 production, reverting to $18.50 per ounce of silver thereafter.
(2) Prices used to estimate mineral reserves for 2018 were $18.50 per ounce of silver, except at Manantial Espejo where $16.50 per ounce of silver was used.
(3) Please refer to the complete mineral reserves and mineral resources table at the end of this news release for more detailed information.

“2018 was a very successful year for near-site mine exploration with the replacement of over 21 million ounces of silver and the major skarn discovery at La Colorada, which is not yet reflected in our proven and probable reserves or resources," said Christopher Emerson, Pan American's Vice President Business Development and Geology. “Drill hole U-68-18 with 308 metres of polymetallic mineralization is another impressive result of this major discovery”.

2018 Exploration Results
Pan American spent $18.8 million on exploration drilling in 2018, of which $11.3 million was included in capital for mine and near site drilling, and the remainder was expensed under exploration and project development costs. Drilling for mine and near site exploration totaled 106,000 metres, with La Colorada and Morococha accounting for over 65% of the metres drilled. An additional 10,000 metres was drilled for regional exploration.

La Colorada (Mexico) - added 11.1 million ounces of new silver reserves with approximately 14,000 metres drilled to further define the main vein continuity laterally and at depth. The Company also drilled approximately 6,800 metres to further define the manto and skarn mineralization discovery announced on October 23, 2018.

PAN AMERICAN SILVER CORP. 1

Exploration drilling of the skarn mineralization at depth, approximately 500 to 800 metres below the drill stations, indicates wide intercepts with high-grade, polymetallic mineralization. In particular, drillhole U-87-18, which was drilled 200 metres south of drillhole U-39-18 (reported in Pan American’s news release dated October 23, 2018, with 223 metres of polymetallic mineralization), is located in previously untested areas of the mine concession. Visit panamericansilver.com to view cross sections, plan and images of the mineralized core.

Recent drill highlights include:

•	U-60-18: 44.5 m at 40 g/t Ag, 0.10% Cu, 1.97% Pb, 4.71% Zn;

•	and 48.8 m at 29 g/t Ag, 0.17% Cu, 1.39% Pb, 4.33% Zn;

•	and 67.9 m at 18 g/t Ag, 0.07% Cu, 0.57% Pb, 4.67% Zn

•	U-68-18: 308.1 m at 46 g/t Ag, 0.20% Cu, 1.93% Pb, 4.56% Zn,

•	including 65.7 m at 80 g/t Ag, 0.40% Cu, 2.34% Pb, 5.73% Zn;

•	including 75.0 m at 70 g/t Ag, 0.23% Cu, 3.01% Pb, 6.02% Zn;

•	including 90.4 m at 38 g/t Ag, 0.19% Cu, 2.25% Pb, 6.15% Zn

•	U-87-18: 64.7 m at 33 g/t Ag, 0.16% Cu, 1.99% Pb, 2.93% Zn,

•	including 11.5 m at 71 g/t Ag, 0.31% Cu, 4.47% Pb, 4.57% Zn

A summary of the drill results from the recently completed 6,800 metres of drilling is provided at the end of this news release.

Morococha (Peru) - added 7.7 million ounces of new silver reserves, in addition to an increase of 76,000 tonnes of zinc and 21,000 tonnes of lead, which is associated with the increase in polymetallic mineralization at depth. The continued exploration drilling success at Morococha underlines the potential of this district, especially in the eastern portion of the mine.

Huaron (Peru) - added 4.9 million ounces of silver, primarily through the conversion of resources on the principal structures to reserves due to the 100 level deepening project.

Manantial Espejo/Joaquin/COSE (Argentina) - 3.5 million ounces of silver reserves were depleted from the low grade stockpile and underground mine at Manantial Espejo. The Company is focused on the development of the high-grade Joaquin and COSE deposits to supplement ore from Manantial Espejo. Exploration drilling at Manantial Espejo continued to define mineralized shoots along the Maria vein.

2019 Exploration Program
In 2019, Pan American plans to invest approximately $20 million in exploration, and complete about 122,000 metres of diamond drilling; about 42,000 meters of drilling will be directed towards the skarn discovery at La Colorada in order to release an initial mineral resource estimation later in 2019.

Future Mineral Reserve and Resource Updates
Pan American intends to provide future mineral reserve and resource updates as at the period ending June 30th of each year, rather than at the period ending December 31st of each year, in order to optimally align mineral reserves updates, mine plans and budgets. This change will take effect on June 30, 2019, and the updated mineral reserve and resource estimates are expected to include the Tahoe assets that will be added to the Company's portfolio following completion of the Arrangement.

PAN AMERICAN SILVER CORP. 2

A summary of the silver and gold mineral reserve and resource information at December 31, 2018 is provided in the following tables:

Pan American Silver Corp. Mineral Reserves as of December 31, 2018 (1,2)
Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
Huaron	Peru	Proven	6.3	156	31.4	N/A	N/A
		Probable	4.1	163	21.7	N/A	N/A
Morococha (92.3%)(3)	Peru	Proven	3.7	160	19.0	N/A	N/A
		Probable	3.1	150	15.1	N/A	N/A
La Colorada	Mexico	Proven	4.3	387	53.5	0.31	42.9
		Probable	4.3	346	47.5	0.27	36.6
Dolores	Mexico	Proven	35.8	27	31.3	0.86	990.8
		Probable	8.7	27	7.7	0.79	220.4
La Bolsa	Mexico	Proven	9.5	10	3.1	0.67	202.9
		Probable	6.2	7	1.4	0.57	113.1
Manantial Espejo	Argentina	Proven	1.2	156	5.9	1.26	47.3
		Probable	0.1	204	0.9	3.64	16.0
San Vicente (95%)(3)	Bolivia	Proven	1.5	396	19.3	N/A	N/A
		Probable	0.7	383	8.9	N/A	N/A
Joaquin	Argentina	Probable	0.5	721	11.0	0.41	6.2
COSE	Argentina	Probable	0.1	918	2.2	17.7	43.3
Totals (4)		Proven + Probable	90.0	97	279.8	0.76	1,719.5
(1) Prices used to estimate mineral reserves for 2018 were: $18.50 per ounce of silver, $1,300 per ounce of gold, $2,400 per tonne of zinc, $2,100 per tonne of lead, and $6,000 per tonne of copper; except at Manantial Espejo where $16.50 per ounce of silver and $1,250 per ounce of gold were used. Metal prices used for La Bolsa were $14.00 per ounce of silver and $825 per ounce of gold.
(2) Mineral reserve estimates were prepared under the supervision of, or were reviewed by, Christopher Emerson, FAusIMM, Vice President Business Development and Geology and Martin G. Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom are Qualified Persons as that term is defined in National Instrument 43-101 (“NI 43-101").
(3) This information represents the portion of mineral reserves attributable to Pan American based on its ownership interest in the operating entity as indicated.
(4) Totals may not add up due to rounding.

PAN AMERICAN SILVER CORP. 3

Pan American Silver Corp. Measured and Indicated Mineral Resources as of December 31, 2018 (1,2)
Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
Huaron	Peru	Measured	2.1	155	10.4	N/A	N/A
		Indicated	1.7	151	8.3	N/A	N/A
Morococha (92.3%)(3)	Peru	Measured	0.3	145	1.4	N/A	N/A
		Indicated	0.5	151	2.4	N/A	N/A
La Colorada	Mexico	Measured	0.6	193	3.7	0.22	4.2
		Indicated	2.0	156	9.9	0.15	9.4
Dolores	Mexico	Measured	4.5	20	2.8	0.25	36.4
		Indicated	1.6	27	1.4	0.53	27.4
La Bolsa	Mexico	Measured	1.4	11	0.5	0.90	39.9
		Indicated	4.5	9	1.3	0.50	71.2
Manantial Espejo	Argentina	Measured	0.1	169	0.8	1.66	7.8
		Indicated	0.2	241	1.4	2.86	16.5
San Vicente (95%)(3)	Bolivia	Measured	0.8	154	4.0	N/A	N/A
		Indicated	0.2	148	0.9	N/A	N/A
Navidad	Argentina	Measured	15.4	137	67.8	N/A	N/A
		Indicated	139.8	126	564.5	N/A	N/A
Pico Machay	Peru	Measured	4.7	N/A	N/A	0.91	137.5
		Indicated	5.9	N/A	N/A	0.67	127.1
Joaquin	Argentina	Indicated	0.1	385	0.7	0.58	1.1
Totals (4)		Measured + Indicated	186.3	121	682.1	0.58	478.5
(1) Prices used to estimate mineral resources for 2018 were: $18.50 per ounce of silver, $1,300 per ounce of gold, $2,400 per tonne of zinc, $2,100 per tonne of lead, and $6,000 per tonne of copper; except at the following properties: Dolores and Manantial Espejo used $24.00 per ounce of silver and $1,400 per ounce of gold; Joaquin used $25.00 per ounce of silver and $1,400 per ounce of gold; La Bolsa used $14.00 per ounce of silver and $825 per ounce of gold; and Navidad used $12.52 per ounce of silver and $1,100 per tonne of lead.
(2) Mineral resource estimates were prepared under the supervision of, or were reviewed by, Christopher Emerson, FAusIMM, Vice President Business Development and Geology and Martin G. Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom are Qualified Persons as that term is defined in NI 43-101.
(3) This information represents the portion of mineral resources attributable to Pan American based on its ownership interest in the operating entity as indicated.
(4) Totals may not add up due to rounding.

PAN AMERICAN SILVER CORP. 4

Pan American Silver Corp. Inferred Mineral Resources as of December 31, 2018 (1,2)
Property	Location	Classification	Tonnes (Mt)	Ag (g/t)	Contained Ag (Moz)	Au (g/t)	Contained Au (koz)
Huaron	Peru	Inferred	6.2	157	31.0	N/A	N/A
Morococha (92.3%)(3)	Peru	Inferred	4.7	140	21.4	N/A	N/A
La Colorada	Mexico	Inferred	6.2	185	37.1	0.20	40.8
Dolores	Mexico	Inferred	4.3	45	6.2	1.15	158.5
La Bolsa	Mexico	Inferred	13.7	8	3.3	0.51	224.6
Manantial Espejo	Argentina	Inferred	0.5	194	3.0	2.71	41.4
San Vicente (95%)(3)	Bolivia	Inferred	2.5	322	26.3	N/A	N/A
Navidad	Argentina	Inferred	45.9	81	119.4	N/A	N/A
Pico Machay	Peru	Inferred	23.9	N/A	N/A	0.58	445.7
Joaquin	Argentina	Inferred	0.01	389	0.1	1.29	0.2
COSE	Argentina	Inferred	0.03	382	0.3	7.10	6.3
Totals (4)		Inferred	108.0	92	248.0	0.59	917.5
(1) Prices used to estimate mineral resources for 2018 were: $18.50 per ounce of silver, $1,300 per ounce of gold, $2,400 per tonne of zinc, $2,100 per tonne of lead, and $6,000 per tonne of copper; except at the following properties: Dolores and Manantial Espejo used $24.00 per ounce of silver and $1,400 per ounce of gold; Joaquin used $25.00 per ounce of silver and $1,400 per ounce of gold; La Bolsa used $14.00 per ounce of silver and $825 per ounce of gold; and Navidad used $12.52 per ounce of silver and $1,100 per tonne of lead.
(2) Mineral resource estimates were prepared under the supervision of, or were reviewed by, Christopher Emerson, FAusIMM, Vice President Business Development and Geology and Martin G. Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom are Qualified Persons as that term is defined in NI 43-101.
(3) This information represents the portion of mineral resources attributable to Pan American based on its ownership interest in the operating entity as indicated.
(4) Totals may not add up due to rounding.

PAN AMERICAN SILVER CORP. 5

General Notes with Respect to Technical Information
Mineral reserves and resources are as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.

Pan American reports mineral resources and mineral reserves separately. Reported mineral resources do not include amounts identified as mineral reserves. Mineral resources that are not mineral reserves have no demonstrated economic viability.

Pan American does not expect these mineral reserve and resource estimates to be materially affected by metallurgical, environmental, permitting, legal, taxation, socio-economic, political, and marketing or other relevant issues.

See the Company’s Annual Information Form dated March 22, 2018, available at www.sedar.com for further information on the Company’s material mineral properties, other than the Joaquin property, including information concerning associated QA/QC and data verification matters, the key assumptions, parameters and methods used by the Company to estimate mineral reserves and mineral resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company’s business and the potential development of the Company’s mineral reserves and resources. For information on the Joaquin property, please refer to the Company's news release dated December 21, 2017.

Grades are shown as contained metal before mill recoveries are applied. Samples from the first 16 drillholes in the new manto/skarn discovery (holes U-01-18 to U-57-18) were analyzed at the La Colorada mine laboratory, which is operated by our employees, using fire assay with gravimetric finish for gold and silver, and by acid digestion with atomic absorption finish for lead, zinc, and copper. The majority of the samples from the subsequent drillholes (hole U-60-18 onwards) were prepared and analyzed by Activation Laboratories Ltd (“Actlabs”) of Zacatecas, Mexico, using fire assay with gravimetric finish for gold and silver, and by acid digestion with atomic absorption finish for lead, zinc, and copper. Pan American Silver implements a quality assurance and quality control ("QAQC") program including the submission of certified standards, blanks, and duplicate samples to the laboratory. As a result of some blank and standard failures associated with analyses conducted at the La Colorada mine laboratory, as reported in Pan American's news release dated October 23, 2018, the failed batches were re-submitted to the laboratory for re-analysis and the primary laboratory was switched to Actlabs. The results of the QAQC samples submitted to Actlabs demonstrates acceptable accuracy and precision, and that no significant contamination is occurring at the laboratory. The Qualified Person is of the opinion that the sample preparation, analytical, and security procedures followed for the samples will be sufficient and reliable for the purpose of any future mineral resource and mineral reserve estimates.

Complete mineral reserve and resource information for all metals, including tonnage and grades, is available at www.panamericansilver.com.

Technical information contained in this news release with respect to Pan American has been reviewed and approved by Christopher Emerson, FAusIMM., Vice President Business Development and Geology, and Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, who are each Qualified Persons for the purposes of National Instrument 43-101.

PAN AMERICAN SILVER CORP. 6

A summary of the La Colorada drill results is provided in the following table(1)(2):

Drill Hole ID	From (m)	To (m)	Interval (m)	Ag g/t	Cu %	Pb %	Zn %
U-42-18	89.4	94.9	5.6	145	0.44	5.27	10.39
and	210.2	214.2	4.0	34	0.10	2.05	3.29
U-53-18	209.3	211.7	2.4	114	0.25	2.22	6.61
and	307.5	312.3	4.8	45	0.12	2.29	10.97
U-57-18	125.5	126.6	1.2	4665	0.76	4.30	7.33
and	423.7	428.6	4.9	90	0.07	5.88	6.86
and	462.3	469.8	7.6	47	2.37	0.87	3.16
U-60-18	82.5	85.2	2.7	84	0.31	4.66	16.70
and	86.3	88.4	2.1	31	0.16	2.05	7.48
and	231.0	275.5	44.5	40	0.10	1.97	4.71
incl.	231.0	238.4	7.4	89	0.28	2.77	9.55
and	362.5	378.1	15.6	222	0.56	4.11	5.82
incl.	371.0	375.0	4.0	581	0.91	7.18	7.45
and	473.6	485.0	11.5	246	0.05	3.67	3.07
incl.	482.5	485.0	2.5	716	0.06	13.92	9.98
and	612.8	661.5	48.8	29	0.17	1.39	4.33
incl.	657.4	660.9	3.5	70	0.36	4.00	15.07
and	768.6	836.4	67.9	18	0.07	0.57	4.67
incl.	793.7	798.5	4.8	70	0.13	4.09	18.60
U-68-18	328.9	637.0	308.1	46	0.20	1.93	4.56
incl.	328.9	394.6	65.7	80	0.40	2.34	5.73
incl.	338.1	346.4	8.3	126	0.59	4.51	12.42
incl.	351.7	363.9	12.3	133	0.98	3.37	9.62
incl.	376.1	393.2	17.1	116	0.28	2.95	5.52
incl.	446.1	521.1	75.0	70	0.23	3.01	6.02
incl.	546.7	637.0	90.4	38	0.19	2.25	6.15
incl.	600.7	624.7	24.0	55	0.33	3.43	11.16
U-71-18	625.7	630.6	4.9	157	1.85	0.46	0.10
U-85-18	267.3	272.8	5.5	117	0.22	5.38	12.73
U-87-18	857.1	922.0	64.7	33	0.16	1.99	2.93
incl.	857.1	868.6	11.5	71	0.31	4.47	4.57
(1) The exploration drilling, sampling, and analytical data have been reviewed, verified, and compiled by Pan American’s geology staff under the supervision of, or were reviewed by, Christopher Emerson, FAusIMM, Vice President Business Development and Geology, who is a Qualified Persons as that term is defined in National Instrument 43-101 (“NI 43-101").
(2) True widths of the mineralized intervals are unknown at this time.

About Pan American Silver
Pan American Silver Corp. is the world’s second largest primary silver producer, providing enhanced exposure to silver through a diversified portfolio of assets, large reserves and growing production. We own and operate six mines in Mexico, Peru, Argentina and Bolivia. Pan American Silver maintains a strong balance sheet, has an established management team with proven operating expertise, and is committed to responsible development. Founded in 1994, the Company is headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".

For more information, visit: www.panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the anticipated completion date of the Arrangement; the disclosure of future mineral reserve and resource information, including disclosure of mineral reserve and resource estimates of the Tahoe assets, and timing of any such disclosure; the expenditures, extent of, and success related to any future exploration or development programs; the accuracy of estimated mineral reserves and mineral resources; expectations with respect to potential growth of mineral reserves and mineral resources; expectations that metallurgical, environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other issues will not materially affect estimates of mineral reserves and mineral resources.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: our mineral reserve and mineral resource estimates and the assumptions upon which they are based; ore grades and recoveries; prices for silver, gold, and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; prices for energy inputs, labour, materials, supplies and services (including transportation); all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the Canadian dollar, Peruvian sol, Mexican peso, Argentine peso and Bolivian boliviano versus the U.S. dollar); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and

PAN AMERICAN SILVER CORP. 7

indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; legal restrictions relating to mining, including in Chubut, Argentina; risks relating to expropriation; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; and those factors identified under the caption “Risks Related to Pan American’s Business” in the Company’s most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management’s current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

Cautionary Note to US Investors Regarding References to Mineral Reserves and Mineral Resources

This news release has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included in this news release have been disclosed in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (‘‘NI 43-101’’) and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian public disclosure standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and information concerning mineralization, deposits, mineral reserve and resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, this news release uses the terms ‘‘measured resources’’, ‘‘indicated resources’’, and ‘‘inferred resources’’. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. The requirements of NI 43-101 for identification of ‘‘reserves’’ are not the same as those of the SEC, and reserves reported by Pan American in compliance with NI 43-101 may not qualify as ‘‘reserves’’ under SEC standards. Under U.S. standards, mineralization may not be classified as a ‘‘reserve’’ unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part of a “measured resource” or “indicated resource” will ever be converted into a “reserve”. U.S. investors should also understand that “inferred resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of “inferred resources” exist, are economically or legally mineable or will ever be upgraded to a higher category. Under Canadian securities laws, estimated “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a mineral resource is permitted disclosure under Canadian securities laws. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade, without reference to unit measures. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.